The Virtual Commonwealth, Inc.

Balance Sheet

January 1 through December 31, 2023

(Unaudited)

ASSETS

Current Assets

Cash	$19
Inventory	$0
Software	$160,960
Total Current Assets	*$160,979*

Other Assets

Intangible Assets	$0
TOTAL ASSETS	**$160,979**

LIABILITIES AND SHAREHOLDER EQUITY

Current Liabilities

Notes payable	$0
Other current liabilities (Accounts Payable)	$0
Total Current Liabilities	*$0*

Shareholder Equity

Common Stock	$161,221
Additional Paid in Capital	$0
SAFE Obligations	$71,533
Retained Net Earnings	($27,242)
Total Shareholder Equity	$205,512
TOTAL LIABILITIES AND SHAREHOLDER EQUITY	**$205,512**

The Virtual Commonwealth, Inc.

Statement of Income

January 1 through December 31, 2023

(Unaudited)

REVENUES:	**$0**
COST OF GOODS SOLD:	**$0**
GROSS PROFIT:	**$0**
OPERATING EXPENSES	
Dues and Subscriptions	$6,488
Office	$223
Professional Fees	$750
Travel	$4,400
TOTAL OPERATING EXPENSES	**$11,901**
NET OPERATING INCOME/(LOSS)	**($11,901)**
TOTAL OTHER INCOME/(EXPENSES)	**$0**
NET INCOME/(LOSS)	**($11,901)**

The Virtual Commonwealth, Inc.

Statement of Cash Flows

January 1 through December 31, 2023

(Unaudited)

CASH FLOWS FROM OPERATING ACTIVITIES

Net Income (loss)	($11,901)
Adjustments to reconcile net income to net cash	
(Increase) decrease in assets	($4,210)
CASH USED FOR OPERATING ACTIVITIES	**($16,111)**
CASH FLOWS FROM FINANICING ACTIVITIES	**$4,471**
NET INCREASE IN CASH	**($11,640)**
CASH AT THE BEGINNING OF THE PERIOD	**$11,659**
CASH AT THE END OF THE PERIOD	**$19**

The Virtual Commonwealth, Inc.

Statement of Equity

January 1 through December 31, 2023

(Unaudited)

Common Stock

	Shares	Amount	Additional Paid in Capital	SAFE Obligations	Retained Earnings	Total
Beginning Balance, 1/1/23	1,000	NA	NA	$71,533.13	($15,341)	NA
Issuance of SAFE Obligation						
Equity Issuance Cost						
Net Loss						
Ending Balance, 12/31/23	1,000	NA	$4,471	$71,533.13	($27,242)	NA

The Virtual Commonwealth, Inc.

Balance Sheet

January 1 through December 31, 2024

(Unaudited)

ASSETS

Current Assets

Cash	$26
Inventory	$0
Software	$165,944
Total Current Assets	*$165,970*

Other Assets

Intangible Assets	$0
TOTAL ASSETS	**$165,970**

LIABILITIES AND SHAREHOLDER EQUITY

Current Liabilities

Notes payable	$0
Other current liabilities (Accounts Payable)	$0
Total Current Liabilities	*$0*

Shareholder Equity

Common Stock	$179,515
Additional Paid in Capital	$0
SAFE Obligations	$71,533
Retained Net Earnings	($40,545)
Total Shareholder Equity	$210,503
TOTAL LIABILITIES AND SHAREHOLDER EQUITY	**$210,503**

The Virtual Commonwealth, Inc.

Statement of Income

January 1 through December 31, 2024

(Unaudited)

REVENUES:	**$0**
COST OF GOODS SOLD:	**$0**
GROSS PROFIT:	**$0**
OPERATING EXPENSES	
Dues and Subscriptions	$5,549
Office	$309
Professional Fees	$750
Travel	$3,281
Marketing	$3,311
TOTAL OPERATING EXPENSES	**$13,303**
NET OPERATING INCOME/(LOSS)	**($13,303)**
TOTAL OTHER INCOME/(EXPENSES)	**$0**
NET INCOME/(LOSS)	**($13,303)**

The Virtual Commonwealth, Inc.

Statement of Cash Flows

January 1 through December 31, 2024

(Unaudited)

CASH FLOWS FROM OPERATING ACTIVITIES

Net Income (loss)	($13,303)
Adjustments to reconcile net income to net cash	
(Increase) decrease in assets	($4,984)
CASH USED FOR OPERATING ACTIVITIES	**($18,287)**
CASH FLOWS FROM FINANICING ACTIVITIES	**$18,280**
NET INCREASE IN CASH	**$7**
CASH AT THE BEGINNING OF THE PERIOD	**$19**
CASH AT THE END OF THE PERIOD	**$26**

The Virtual Commonwealth, Inc.

Statement of Equity

January 1 through December 31, 2024

(Unaudited)

Common Stock

	Shares	Amount	Additional Paid in Capital	SAFE Obligations	Retained Earnings	Total
Beginning Balance, 1/1/23	1,000	NA	NA	$71,533.13	($27,242)	NA
Issuance of SAFE Obligation						
Equity Issuance Cost						
Net Loss						
Ending Balance, 12/31/23	1,000	NA	$18,280	$71,533.13	($40,545)	NA

The Virtual Commonwealth, Inc.

Balance Sheet

January 1 to May 31, 2025

(Unaudited)

ASSETS

Current Assets

Cash	$1,029
Inventory	$0
Software	$184,766
Total Current Assets	*$185,821*

Other Assets

Intangible Assets	$0
TOTAL ASSETS	**$185,795**

LIABILITIES AND SHAREHOLDER EQUITY

Current Liabilities

Notes payable	$0
Other current liabilities (Accounts Payable)	$11,125
Total Current Liabilities	*$11,125*

Shareholder Equity

Common Stock	$194,047
Additional Paid in Capital	$0
SAFE Obligations	$83,033
Retained Net Earnings	($49,390)
Total Shareholder Equity	$238,815
TOTAL LIABILITIES AND SHAREHOLDER EQUITY	**$238,815**

The Virtual Commonwealth, Inc.

Statement of Income

January 1 to May 31, 2025

(Unaudited)

REVENUES:	**$0**
COST OF GOODS SOLD:	**$0**
GROSS PROFIT:	**$0**
OPERATING EXPENSES	
Amortization Expense	$0
General and Administrative	$3,474
Professional Fees	$4,907
Sales and Marketing	$264
TOTAL OPERATING EXPENSES	**$8,645**
NET OPERATING INCOME/(LOSS)	**($8,845)**
TOTAL OTHER INCOME/(EXPENSES)	**$0**
NET INCOME/(LOSS)	**($8,845)**

The Virtual Commonwealth, Inc.

Statement of Cash Flows

January 1 to May 31, 2025

(Unaudited)

CASH FLOWS FROM OPERATING ACTIVITIES

Net Income (loss)	($8,845)
Adjustments to reconcile net income to net cash	
(Increase) decrease in assets	($7,697)
CASH USED FOR OPERATING ACTIVITIES	**($16,542)**
CASH FLOWS FROM FINANICING ACTIVITIES	**$17,532**
NET INCREASE IN CASH	**$1,010**
CASH AT THE BEGINNING OF THE PERIOD	**$19**
CASH AT THE END OF THE PERIOD	**$1,029**

The Virtual Commonwealth, Inc.

Statement of Equity

January 1 to May 31, 2025

(Unaudited)

Common Stock

	Shares	Amount	Additional Paid in Capital	SAFE Obligations	Retained Earnings	Total
Beginning Balance, 1/1/25	1,000	NA	NA	$71,553	($40,545)	NA
Issuance of SAFE Obligation						
Equity Issuance Cost						
Net Loss						
Ending Balance, 5/31/25	90,000	NA	$16,032	$85,033	($49,390)	NA

EQUITY NOTE
Under the Company's amended articles of incorporation, the total number of shares of common stock that the Corporation has authority to issue 100,000 shares. As of May 31, 2025, 60,000 shares have been issued and 30,000 shares are outstanding.

Notes to the Financial Statements

Accounting Policies

The financial statements are prepared in accordance with generally accepted accounting principles (GAAP). The accounting policies followed by the company are outlined in this note to provide a better understanding of the basis on which the financial statements are prepared.

Revenue Recognition

Revenue is recognized when it is earned and realized or realizable. The company recognizes revenue from the sale of goods and services. The company is in a pre-revenue stage of development but will eventually charge a monthly subscription, plus any and all proceeds from its investment portfolio.

Accounts Receivable

Accounts receivable are recorded at the invoiced amount and are reduced by an allowance for doubtful accounts, which reflects the best estimate of probable losses inherent in the accounts receivable balances.

Inventory

Inventory is stated at the lower of cost or net realizable value. Cost is determined using the first-in, first-out (FIFO) method. Because the company offers a solely digital product, it currently does not maintain any inventory.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost and are depreciated over their estimated useful lives using the straight-line method.

Leases

The company has entered into leases for certain facilities and equipment. These leases are classified as either operating leases or finance leases in accordance with GAAP.

Income Taxes

The company follows the liability method of accounting for income taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Related Party Transactions

The company may enter into transactions with related parties, including its affiliates and officers and directors. Such transactions are conducted at arm's length and are disclosed in accordance with GAAP.

Contingencies

The company discloses any contingencies that are known or reasonably estimable and that could have a material impact on its financial position or results of operations.

Subsequent Events
The company evaluates events that occur subsequent to the balance sheet date but before the financial statements are issued. Disclosures are made when events that require recognition or disclosure in the financial statements have occurred.